UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

NQ Mobile Inc.

(Name of Issuer)

American Depositary Shares each representing five Class A common shares, par value $0.0001 per share

(Title of Class of Securities)

64118U108

(CUSIP Number)

Patricia Wong, One Maritime Plaza, Suite 1545, San Francisco, CA 94111, 415-733-9749

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64118U108	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Toro Investment Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,328,965 total (8,828,965 shares and the right to acquire 2,500,000 shares - See Item 4)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 11,328,965 total (8,828,965 shares and the right to acquire 2,500,000 shares - See Item 4)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,328,965 total (8,828,965 shares and the right to acquire 2,500,000 shares - See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.34% total (5.72% shares and the right to acquire an additional 1.62%)
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 64118U108	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: NQ Mobile Inc.

(b)	Address of Issuer’s Principal Executive Offices: No.4 Building, 11 Heping Li East Street Dongcheng District, Beijing 100013 The People’s Republic of China

Item 2.

(a)	Name of Person Filing: Toro Investment Partners, LP (“Toro LP”)

(b)	Address of the Principal Office or, if none, residence: The address of the principal business of Toro LP is One Maritime Plaza, Suite 1545, San Francisco, CA 94111.

(c)	Citizenship: Toro LP is a limited partnership organized under the laws of the State of Delaware.

(d)	Title of Class of Securities: American Depository Shares each representing five Class A common shares, par value $0.0001 per Ordinary Shares (the “Securities”).

(e)	CUSIP Number 64118U108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership:

All references herein to the number of shares beneficially owned and to percentage ownership are references to the number and percentage of Class A common shares beneficially owned through American Depository Shares (“ADSs”).  All ownership percentages reported herein assume 154,333,654 Class A common shares outstanding, which is the sum of (x) the 151,833,654 Class A common shares outstanding as disclosed in the Issuer’s Form 20-F for the fiscal year ended December 31, 2012, filed by the Issuer with the Securities and Exchange Commission on April 19, 2013, plus (y) 2,500,000 Class A common shares with respect to which the reporting person has the right to acquire beneficial ownership through options to acquire ADSs.

CUSIP No. 64118U108	13G	Page 4 of 5 Pages

The ownership of Toro LP is presented below:

(a)	Amount beneficially owned: 11,328,965 total (8,828,965 shares and the right to acquire 2,500,000 shares)

(b)	Percent of class: 7.34% total (5.72% shares and the right to acquire an additional 1.62%)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 11,328,965 total (8,828,965 shares and the right to acquire 2,500,000 shares)

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 11,328,965 total (8,828,965 shares and the right to acquire 2,500,000 shares)

	(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Toro Global Investments Master Fund, LP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

Not Applicable.

Item 9.  Notice of Dissolution of Group:

Not Applicable.

Item 10.  Certification:

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 64118U108	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2014 Date

/s/ Patricia Wong Signature

Patricia Wong/Director of Operations Name/Title